Mark E. Crone Managing Partner mcrone@cronelawgroup.com

Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

December 8, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted September 15, 2023 CIK No. 0001933021

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated October 3, 2023, commenting on the Company’s Amended Draft Registration Statement on Form F-1 submitted September 15, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 6 to Draft Registration Statement on Form F-1

Cover Page

1. Please revise your cover page and make corresponding changes elsewhere in the prospectus to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K. In addition, please clarify whether the primary offering is conditioned upon receiving approval to list your Ordinary Shares on the Nasdaq Capital Market. In this regard, we note your disclosure that “[t]here is no assurance . . . that the Ordinary Shares of Plutus Group will be trading on Nasdaq Capital Market.”.

Response: In response to this comment, the Company has amended the Registration Statement on the cover page to clarify that the successful listing of the Company’s ordinary shares on the Nasdaq Capital Market is a condition to the closing of its underwritten primary offering and the secondary offering by our selling stockholders, and to specify a fixed price at which the selling stockholders will offer and their shares until the Company’s shares are listed on the Nasdaq.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

December 8, 2023

2. Refer to your response to comment 2. Your revised disclosure on your cover page, in your prospectus summary and in your risk factors section specifically highlights the impact to your business if you cannot transfer cash out of Hong Kong but does not similarly highlight the impact if you cannot transfer cash into Hong Kong. Please revise to state here, in your prospectus summary and in your risk factors section that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into China, including Hong Kong, and include a discussion regarding the impact if you cannot transfer cash into Hong Kong. In this regard, we note that on your cover page and in your prospectus summary you include a cross reference to your risk factor that states “[t]here is no assurance that the PRC government will not intervene or impose restrictions on [y]our ability to transfer cash into or out of Hong Kong.” Please include this risk in your Summary of Significant Risk Factors section along with a cross-reference to the risk factor in your risk factors section.

Response: In response to this comment, the Company has amended the Registration Statement to include additional language describing risks relating to the impact of any future restriction on its ability to transfer cash into Hong Kong, alongside the existing disclosures regarding risks related to potential restrictions on the ability to transfer cash out of Hong Kong. These revisions were made on the cover page, on page 10 in the summary of significant risk factors section, and on page 39 in the risk factors section.

Margin Financing, page 4

3. We note your response to bullet point four in comment 3. Your disclosure on page 5 indicates there are no financing or other related costs for the margin lending business; however, the disclosures on page 26 indicate that the Company derives the funding for its margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. The latter suggests that there may, in fact, be financing or other costs related to margin lending. Please revise to address or clarify this inconsistency.

Response: In response to this comment, the Company has amended the Registration Statement at page 26 to correct this disclosure. As indicated by the amended disclosures on page 26, the Company derives the funding for its margin financing business via its internal resources, and there are no financing costs or other related costs for its margin lending activities.

Selling Stockholders, page 48

4. Please revise your table on page 48 to show the percentage owned by each selling stockholder prior to the completion of the offering.

Response: In response to this comment, the Company has amended the Registration Statement to add the percentage owned by each selling shareholder prior to completion of the offering to the table on page 48.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

December 8, 2023

Analysis of Items with Major Changes on the Consolidated Balance Sheets

Balances with related parties, page 72

5. Please revise your disclosures to provide a more detailed and thorough discussion of your relationship with Fund SPC and its subsidiaries. Your revisions should address the following:

●	Define and explain what you mean when you say that Plutus Asset Management “holds management shares”
●	Discuss what services are provided by the Fund SPC and its subsidiary entities, and how related revenue, expenses, receivable and payable amounts are determined.
●	Disclose payment terms for the SPC-related receivables and payables.
●	Explain whether you are required to fund the operating expenses of the Fund SPC and / or its subsidiaries. If so, explain why this is the case; if not, explain why you have settled such expenses on behalf of them to date.
●	Address how you plan to pay amounts owed to Fund SPC and its subsidiaries (HK$20,038,000), given the liquidity levels of the Company at December 31, 2022.

Response: In response to this comment, the Company has amended the Registration Statement on page 72 under the “Balances with related parties” section to include the additional disclosures requested.

Related Party Transactions, page 113

6. Refer to your response to comment 14. Your disclosure on page 114 that “[t]he amount due from Mr. Zhao was mainly resulted from the financial support provided to the Company by Mr. Zhao” seems to contradict your disclosure that these are amounts due from Mr. Zhao. Please revise to clarify this disclosure so that it is clear that these are amounts due from Mr. Zhao. In addition, please revise to clarify as to whether these amounts will be paid to you prior to the effectiveness of your registration statement.

Response: In response to this comment has amended the Registration Statement at page 113 to delete the quoted language, leaving it clear that these are amounts due from Mr. Zhao. In addition, the Company has added disclosure indicating that Mr. Zhao intends to settle the amount due by cash payment before listing.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.